Youxin Technology Ltd

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

September 16, 2024

Ms. Aliya Ishmukhamedova

Mr. Larry Spirgel

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 8 to Registration Statement on Form F-1

Filed August 23, 2024

CIK No. 0001964946

Dear Ms. Ishmukhamedova, Mr. Spirgel, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated September 9, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Amendment No. 8 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 54

1.	Please revise your disclosure on page 54, where you discuss lost customers, to also disclose the actual customer count at both March 31, 2023 and 2024. Similar revisions to disclose the actual customer count at March 31, 2024 should also be made on page 1.

Response: We have revised the disclosure on page 1 and throughout the disclosure where appropriate.

2.	You disclose on page 54 that you anticipate revenue growth as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform. Please explain the basis for this statement considering the consistent decline in revenue and customers for all periods presented and revise your disclosures as necessary.

Response: We have revised disclosure on page 54. As of March 31, 2024, the Company focused on implementing the third-generation PaaS platform into trial for potential customers and distributors. Through the trials, the Company will collect feedback and continue to optimize the platform.

Factors Affecting Our Performance

Customer Churn Rate, page 55

3.	Based on the 16 customers at September 30, 2023 and 13 customers lost during the six months ended March 31, 2024, it appears that your churn rate should be 81% for the first half of fiscal 2024. Please provide the calculations to support the 71% churn rate disclosed for the six months ended March 31, 2024 or revise as necessary.

Response: We have revised the number of lost customers for the year ended September 30, 2023 and for the six months ended March 31, 2024. One lost customer during the year ended September 30, 2023 was incorrectly recorded as a lost customer during the six months ended March 31, 2024. Based on 12 lost customer during the six months ended March 31, 2024, the churn rate should be 75%.

Net Expansion Rate, page 56

4.	Your narrative disclosure states that the net dollar expansion rate for the six months ended March 31, 2024 and 2023 were 73% and 75%, respectively. However, the table presented below such disclosure appears to suggest the net expansion rate was 75% and 73% for the respective periods. Please revise.

Response: We have revised the disclosure accordingly.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin